

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 10, 2016

Chris Rondeau
Chief Executive Officer
Planet Fitness, Inc.
26 Fox Run Road
Newington, New Hampshire 03801

> Re: **Planet Fitness, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 001-37534**

Dear Mr. Rondeau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Segments, page 39

1.   We note your tabular presentation of Segment EBITDA also includes a line item for total Segment EBITDA which is the consolidated segment amount. We also note you present and characterize it as a non-GAAP measure "EBITDA" in the Non-GAAP Financial Measures section on page 43. Please provide a cross reference to the EBITDA to net income reconciliation as you are referring to the same non-GAAP measure. In addition, you did not provide disclosures in the Non-GAAP Financial Measures section on why it is useful to investors in terms of evaluating your performance. Please revise to provide such disclosures as required by Item 10(e)(i)(C) of Regulation S-K.

Non-GAAP Financial Measures, page 42

2.   Refer to your discussion and tabular presentation of pro forma adjusted net income and pro forma adjusted net income per share data on page 44. Your presentation appears to be comprised of certain non-GAAP adjustments that are not pro forma adjustments pursuant to Article 11 of Regulation S-X. The tabular reconciliation appears to adjust your historical GAAP net income to a Non-GAAP measure of net income. In this regard, please revise the titles of the line items 'pro forma income taxes' and 'pro forma adjusted net income' to 'adjusted income taxes' and 'adjusted net income,' respectively, or similar revised captions to reflect to proper nature of these measures.

3.   Refer to the line items, 'purchase accounting adjustments,' and 'purchase accounting amortization' within the reconciliation of net income to adjusted income before income taxes. Please explain to us the basis behind these adjustments as they appear to portray tailored accounting principle under GAAP for business combination. Refer to the guidance under Questions 100.01 and 100.04 of C&DI on Non-GAAP Financial Measures.

4.   Further, we note your presentation of 'pro forma adjusted net income per share, diluted' and 'pro forma shares outstanding.' As these amounts differ from your GAAP earnings per share data as shown on the face of the historical financial statements, please provide a reconciliation of such pro forma adjusted net income per share, diluted to the most directly comparable GAAP earnings per share data. In this regard, both the numerator and the denominator of the calculation such as pro forma amount of adjusted net income per share, diluted and the pro forma shares outstanding should be separately reconciled to the actual net income per share attributable to Class A common stock and the weighted average shares of Class A common stock outstanding, respectively. Please provide computational and explanatory footnotes as necessary of the reconciling items. We refer you to Question 102.05 of the C&DIs on Non-GAAP Financial Measures. In addition, your pro forma adjusted net income per share data should be limited to the most recent year presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure